UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 21, 2021

CITIC Capital Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39222	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

28/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

(Address of principal executive offices, including zip code)

+852 3710 6888

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001, and one-half of one redeemable warrant	CCAC.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	CCAC	The New York Stock Exchange
Redeemable warrants, each warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	CCAC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Script of Investor Update Call, on September 21, 2021.

99.2	Investor Presentation, dated as of September 21, 2021.

99.3	Press Release, dated as of September 21, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CITIC CAPITAL ACQUISITION CORP.

	By:	/s/ Fanglu Wang
	Name:	Fanglu Wang
	Title:	Chief Executive Officer

Date: September 21, 2021

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Exhibit 99.1

Investor Update Call

September 21, 2021

Introduction

Thank you for joining today’s call. This is Kevin Kennedy, Chairman and CEO of Quanergy Systems. Back on June 22nd, we signed a definitive agreement to merge with a publicly traded SPAC – CITIC Capital Acquisition Corp. Coincident with the CCAC filing today and at the nearly three month mark from that date, it is timely to provide the investor and analyst community with an update. On today’s call updates will be provided on:

•	the pending merger with CCAC;

•	recent financial results and outlook;

•	traction with customers and partners;

•	Quanergy solid state LiDAR development progress; and

•	the management and governance structure.

Transaction Process

Starting with the pending merger with CCAC:

On August 18th, CFIUS determined that our transaction would not be subject to a review, thereby satisfying a key closing condition in our merger agreement. This favorable ruling, along with the HSR clearance previously received, paved the way for this transaction to move forward from a regulatory perspective.

With respect to SEC review, earlier today, CCAC filed its first amended S-4 in response to SEC comments and in conjunction with the inclusion of financial results through June 30th. While the SEC review process continues, the filing today seeks to progress and align the S-4 with SEC comments. We are making solid progress. We believe the responsiveness of the filing will enable movement toward S-4 effectiveness.

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In October, we plan to host a virtual analyst day where we will provide more details pertaining to our growth strategy, commercial opportunities and overall business plan. During this meeting, members of the sell-side analyst community will have the opportunity to engage with management to gain deeper insights into Quanergy. Our presentation materials will be posted to the Quanergy and CCAC websites. So please stay tuned for more details about this event. We hope you can join us.

In summary, we believe the successful achievement of these milestones keeps us on track to seek shareholder approval to close our merger with CCAC within the fourth quarter of 2021.

Q2 Results

Next, a few words on our results for Q2 2021. We posted revenue of $905k, which more than doubled sequentially from Q1 2021. Our non-GAAP gross margin (excluding stock-based compensation expense) was 18%. Our adjusted EBITDA for Q2 was ($6.6M) – a slight improvement from the ($6.9M) generated in Q1. In June, our $2.5 million PPP loan was forgiven, and we ended the quarter with $42M of total cash, including restricted cash.

Projections Update

Now, moving on to our current financial outlook. In the S-4 amendment filed earlier today, we have described three factors that have caused us to refine our near- to mid-term projections.

The first factor is COVID-19. When we originally constructed our projections in April, we assumed the effects of COVID-19 would wane by the middle of this year. With the emergence of the Delta variant, it now seems likely that pandemic effects will persist into 2022. Our products that address people counting and flow management applications are particularly susceptible to COVID disruptions, as these products are deployed in public spaces like airports, so it simply becomes more difficult to conduct trials and installations with lingering pandemic conditions.

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Second, macro supply chain issues have begun to manifest themselves on several fronts, including: extended lead times for parts procurement, redesign work for new product introductions where parts are no longer available and production challenges for our solid state people counting device. Supply chain constraints are not new to the technology industry, and we are not immune from these effects.

Importantly, these issues do not impact the technical progress being made on advancing the range and capability of the OPA technology platform in general or the multi-beam solid state sensors that will be demonstrated for industrial and automotive targets. Our solid state technical progress remains on track.

Finally, we have further refined our operating expense assumptions reflecting modestly lower spend in 2021 given the tight engineering hiring market, and modestly higher spend in 2022 and 2023 driven by higher than expected public company costs (like D&O insurance) and more aggressive hiring plans in sales.

To be clear, we believe the revenue-related factors are exogenous to Quanergy. We have identified the specific deals impacted by COVID-19 that are now expected to shift from 2021 and instead be recognized as revenue in 2022. We expect our supply chain challenges to be resolved through deliberate Company actions, with gradual improvements through 2021 and into 2022.

The net effect of these changes is a reduction of 2021 – 2023 revenue by $19M and a reduction of 2021 – 2023 adjusted EBITDA of $11M. Taken in aggregate, we have reduced our 2021 – 2025 revenue forecast by 2.1%. There has been no change to our long-term outlook for the business.

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Customer Updates

Now, to recap some recent customer wins:

•

Quanergy was selected by our long-time partner, PARIFEX, to enable a highway speed monitoring and enforcement solution deployed in France. Our LiDAR sensor was selected by PARIFEX due to its 200 meters of range and superior angular beam resolution, enabling highly accurate and reliable detection of speeding violations even on busy highways.

•

Our LiDAR sensors and QORTEX platform have been deployed in the pilot city of Busan, South Korea to analyze traffic patterns, predict safety hazards and formulate sound transportation policies. We are also enabling the integration of sensor data with traffic lights and in-vehicle equipment to support V2X applications.

•

We secured a deal in China to deploy M Series sensors at a waste incineration facility to optimize the recycling process. Our sensors are used to scan waste piles to accurately measure volumetric data, allowing facility managers to make informed decisions that improve efficiency and reduce carbon emissions.

•

Quanergy was selected to optimize operations at a world famous beach in Wando, South Korea. Our M Series sensors and QORTEX 3D perception platform displaced a camera-based system, providing new levels of accuracy and granularity while eliminating errors and the potential to collect personally identifiable information.

•	Finally, we recently secured a significant order to provide perimeter intrusion detection for a large datacenter deployment

We are pleased with our level of engagement with existing and prospective customers. During the first half of 2021, our inbound marketing leads increased 77% year-over-year. Our sales pipeline for 2022E and 2023E currently stands at $217M, providing us with significant coverage of our revenue forecast through 2023.

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Partnership Updates

We have also continued to expand our network of partners. In late June, we announced a new strategic collaboration with Sensata. This partnership is focused on helping Quanergy bring affordable, smart LiDAR and 3D perception technologies to market, with Sensata providing insights to Quanergy on manufacturability, cost reduction, sourcing and go-to-market strategies. I would also reiterate that Sensata is one of the anchor investors in our PIPE.

In July we announced a partnership with SSI – one of the top system integrators in the gaming industry – to offer casinos the benefits of Quanergy’s flow management and people counting capabilities, enabling casinos to enhance security, optimize the layout of facilities and more effectively market to customers based on location data. Also in July, we announced a partnership with Agia Solutions – a systems integrator serving Latin America. We are the first LiDAR provider to partner with Agia, and we are excited to pursue mutual opportunities for LiDAR in applications such as security and mining in Latin America.

Finally, in August, we expanded our network of distribution partners, with the addition of Power Motion. This partnership will be focused on delivering LiDAR solutions for industrial automation throughout the South Central United States.

Our growing base of partners is noteworthy on two levels. First, our breadth of partners, both in terms of industry and geography, is a clear sign that LiDAR and 3D perception are platform technologies with broad-based, global appeal. Second, our network of partners serves as a force multiplier for Quanergy, providing substantial reach and leverage as LiDAR markets scale.

Solid State Development

Now, in terms of our solid state OPA development plans, we remain on track. In early August we announced the industry’s first demonstration of an OPA-based solid state LiDAR with 100-meter range achieved in full daylight. For this demonstration, a Quanergy solid-state LiDAR test platform was mounted on a vehicle. The test vehicle followed a target vehicle driving in bright sunlight at a variety of ranges – from a close proximity to a distance of 100 meters – while maintaining driving safety at all times.

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For those new to the Quanergy story, our S Series LiDAR sensor, based on our patented optical phased array technology, is designed to meet the most stringent automotive requirements for object detection and collision avoidance. The sensor performs electronic beam steering without any moving parts, providing significant immunity to shock and vibration. The S Series is designed to provide over 100k hours of mean time between failures, and it is targeting a price of $500 for mass-market production.

Looking forward, our new ASIC detector project is progressing well, and we expect this range-enabling new detector to be fully integrated into the S3 sensor node in Q4 for 200 meter demonstrations in early 2022.

Corporate Governance

Finally, a quick update from a governance perspective, as we continue to prepare for our transition to a publicly-traded company.

In August, we hired Jerry Allison as our new General Counsel. Jerry has 25 years of experience leading legal functions for global technology companies. Jerry spent the majority his career with Amkor Technology, a publicly-traded provider of semiconductor packaging and test services with $5.5 billion of annual revenue. Jerry has the experience and skillset to help guide Quanergy to its next chapter as a public company.

I am also pleased to report that we secured a fourth independent Board member, enabling alignment with NYSE board composition requirements. Our new board member brings to Quanergy extensive public company board experience and a rich history in the transportation industry. We look forward to announcing more details soon.

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Wrap-Up

In terms of today’s update, there exist four key takeaways:

1.	The pending merger with CCAC continues to progress, with an expected closing in Q4. We are taking the necessary steps to prepare for the transition to becoming a public company.

2.	We are pleased with our Q2 performance, however we believe it is appropriate to moderate our near- to mid-term forecast in light of the exogenous and temporary factors described to you today.

3.	Customer and partner momentum remains strong, and our confidence in our long-term plan remains unchanged.

4.	The development of our disruptive optical phased array solid state platform remains on track, and Quanergy remains the only LiDAR provider in the market to harness the power of OPA-based LiDAR.

Thank you for joining today’s call. We appreciate your interest in Quanergy, and we will keep you updated regarding our business and our planned merger with CCAC.

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Additional Information and Where to Find It

In connection with the proposed transaction (the “Business Combination”), CCAC filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”) (File No. 333-257962), which includes the preliminary proxy statement/prospectus of CCAC. CCAC’s stockholders and other interested persons are advised to read the Registration Statement and the preliminary proxy statement/prospectus which forms a part of the Registration Statement, as well as any amendments to be filed, and the effective Registration Statement and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination when available, as these materials will contain important information about the parties to the agreement and plan of merger, by and among CCAC and Quanergy and the other parties thereto (the “Merger Agreement”), CCAC and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of CCAC as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders may obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus filed or that will be filed with the SEC and all other relevant documents that are or will be incorporated by reference therein, without charge, at the SEC’s web site at www.sec.gov, or by written request to CITIC Capital Acquisition Corp., 28/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong, Attention: Fanglu Wang, telephone: +852 3710 6888.

Participants in the Solicitation

CCAC, Quanergy and their respective directors and executive officers may be deemed participants in the solicitation of proxies from CCAC’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in CCAC is included in the Registration Statement, which includes the preliminary proxy statement/prospectus of CCAC, for the Business Combination and is available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the definitive proxy statement/prospectus for the Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

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Exhibit 99.2 Investor Presentation September 21, 2021

Disclaimer Disclaimer Non-GAAP Financial Measures This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business This Presentation also includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, combination (the “Proposed Business Combination”) between Quanergy Systems, Inc. (“Quanergy”) and CITIC Capital Acquisition Corp. (“CCAC”) and related transactions and for EBITDA and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP no other purpose. No representations or warranties, express or implied are given in, or in respect of, this presentation. To the fullest extent permitted by law in no circumstances will and may exclude items that are significant in understanding and assessing Quanergy’s financial results. Therefore, these measures should not be considered in isolation or Quanergy, CCAC or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that Quanergy’s liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, presentation of these measures may not be comparable to similarly-titled measures used by other companies. CCAC and Quanergy believe these non-GAAP measures of or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained from third-party financial results provide useful information to management and investors regarding certain financial and business trends relating to Quanergy’s financial condition and industry publications and sources as well as from research reports prepared for other purposes. Neither Quanergy nor CCAC has independently verified the data obtained from results of operations. CCAC and Quanergy believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to operating results and trends in and in comparing Quanergy’s financial measures with other similar companies, many of which present similar non-GAAP financial measures contain all of the information that may be required to make a full analysis of Quanergy or the Proposed Business Combination. Viewers of this presentation should each make their to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and own evaluation of Quanergy and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. income are excluded or included in determining these non-GAAP financial measures. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon them merits of the Proposed Business This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of Combination or the accuracy or adequacy of this Presentation. some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, CCAC and Quanergy are unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable Forward Looking Statements effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. This Presentation includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project,” “anticipate,” “will likely result” and similar expressions that predict or Use of Projections indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this Presentation, This Presentation contains financial forecasts with respect to Quanergy’s projected financial results, including, but not limited to, Revenue, EBITDA, EBITDA Margin, Gross including those regarding the terms of CCAC’s Proposed Business Combination with Quanergy, CCAC’s ability to consummate the proposed transaction on the stated timeline, Profit, Gross Profit Margin, Free Cash Flow, Free Cash Flow Burn to Break even, for Quanergy’s fiscal years 2021 through 2025. Neither CCAC’s nor Quanergy’s Quanergy’s use of proceeds from the proposed transaction, the benefits of the transaction, anticipated timing of the Proposed Business Combination, and the combined company’s independent auditors have audited, reviewed, studied, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this future performance relative to other LiDAR providers, the combined company’s strategy, operations, growth plans and objectives of management, the growth of the LiDAR sector, Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These Quanergy’s time to market for LiDAR products, the projected size of the automotive LiDAR market and IoT LiDAR market, and the combined company’s future products are forward- projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this Presentation, certain of the above- looking statements. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the respective mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective management of CCAC and Quanergy and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CCAC or Quanergy. Potential risks and indicative of the future performance of Quanergy or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, information will be achieved. including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the shareholders of CCAC or Quanergy is not obtained; the inability to complete the PIPE offering Additional Information About the Proposed Business Combination and Where To Find It in connection with the Proposed Business Combination; failure to realize the anticipated benefits of the Proposed Business Combination; risk relating to the uncertainty of the In connection with the Proposed Business Combination, CCAC intends to file relevant materials with the with the SEC, including a registration statement on Form S-4, which projected financial information with respect to Quanergy; the amount of redemption requests made by CCAC’s shareholders ; the overall level of consumer demand for Quanergy’s will include a proxy statement/prospectus (the “Registration Statement”) . CCAC urges its investors, shareholders and other interested persons to read, when products; general economic conditions and other factors affecting consumer confidence, preferences, and behavior; disruption and volatility in the global currency, capital, and credit available, the proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important markets; the ability to maintain the listing of Quanergy’s securities on the New York Stock Exchange; the financial strength of Quanergy’s customers; Quanergy’s ability to information about CCAC, Quanergy and the Proposed Business Combination. After the registration statement is declared effective by the SEC, the definitive proxy implement its business strategy; changes in governmental regulation, Quanergy’s exposure to litigation claims and other loss contingencies; disruptions and other impacts to statement/prospectus and other relevant documents will be mailed to the shareholders of CCAC as of the record date established for voting on the Proposed Business Quanergy’s business, as a result of the COVID-19 global pandemic and government actions and restrictive measures implemented in response; stability of Quanergy’s suppliers, as Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of CCAC and other interested persons are well as consumer demand for its products, in light of disease epidemics and health-related concerns such as the COVID-19 global pandemic; the impact that global climate change advised to read, when available, these materials ((including any amendments or supplements thereto) and any other relevant documents in connection with CCAC’s trends may have on Quanergy and its suppliers and customers; Quanergy’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or solicitation of proxies for the meeting of shareholders to be held to approve, among other things, The Proposed Business Combination because they will contain important interruptions in, Quanergy’s information systems; fluctuations in the price, availability and quality of electricity and other raw materials and contracted products as well as foreign information about CCAC, Quanergy and the Proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy currency fluctuations; Quanergy’s ability to utilize potential net operating loss carryforwards; changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks. statement/prospectus, the definitive proxy statement/prospectus and other relevant materials in connection with the transaction without charge, once available, at the SEC’s The foregoing list of potential risks and uncertainties is not exhaustive. More information on potential factors that could affect CCAC’s or Quanergy’s financial results is included website at www.sec.gov or by directing a request to: CITIC Capital Acquisition Corp., Corp., 28/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong, Attention: Fanglu from time to time in CCAC’s public reports filed with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K as well Wang, telephone: +852 3710 6888. The information contained on, or that may be accessed through, the websites referenced in this Presentation is not incorporated by as the other documents CCAC has filed, or will file, with the SEC, including a registration statement on Form S-4 that will include proxy statements/prospectus that CCAC intends to reference into, and is not a part of, this Presentation. file with the SEC in connection with CCAC’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the Proposed Business Combination. If any of these risks materialize or CCAC’s or Quanergy’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY statements. There may be additional risks that neither CCAC nor Quanergy presently know, or that CCAC and Quanergy currently believe are immaterial, that could also cause AUTHORITY OF ANY OTHER U.S. OR NON-U.S. JURISDICTION NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect CCAC’s and Quanergy’s expectations, plans or THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. forecasts of future events and views as of the date of this Presentation. Neither CCAC nor Quanergy gives assurance that either CCAC or Quanergy, or the combined company, will achieve its expectations. CCAC and Quanergy anticipate that subsequent events and developments will cause their assessments to change. However, while CCAC and Quanergy Participants in the Solicitation may elect to update these forward-looking statements at some point in the future, CCAC and Quanergy specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing CCAC’s or Quanergy’s assessments as of any date subsequent to the date of this Presentation. CCAC, Quanergy and their respective directors and executive officers may be deemed participants in the solicitation of proxies from CCAC’s shareholders in connection with Accordingly, undue reliance should not be placed upon the forward-looking statements. the Proposed Business Combination. CCAC’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of CCAC in CCAC’s final prospectus filed with the SEC on February 12, 2020 in connection with CCAC’s initial public offering. Information regarding the persons In addition, this presentation includes a summary set of risk factors that may have a material impact on Quanergy. These are not intended to capture all of the risks to which who may, under SEC rules, be deemed participants in the solicitation of proxies to CCAC’s shareholders in connection with the Proposed Business Combination will be set Quanergy or the Proposed Business Combination is subject or may be subject, and we encourage investors to review the risk factors set forth in the Registration Statement on forth in the proxy statement/prospectus for the Proposed Business Combination when available. Additional information regarding the interests of participants in the Form S-4 to be filed with the SEC with respect to the Proposed Business Combination (as described further below). If any of these risks materialize or our assumptions prove solicitation of proxies in connection with the Proposed Business Combination will be included in the proxy statement/prospectus that CCAC intends to file with the SEC. You incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CCAC nor Quanergy presently may obtain free copies of these documents as described above. know or that CCAC and Quanergy currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect CCAC’s and Quanergy’s expectations, plans or forecasts of future events and views as of the date of this presentation. CCAC and Quanergy No Offer or Solicitation anticipate that subsequent events and developments will cause CCAC’s and Quanergy’s assessments to change. However, while CCAC and Quanergy may elect to update these This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of forward-looking statements at some point in the future, CCAC and Quanergy specifically disclaim any obligation to do so. These forward-looking statements should not be relied securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. upon as representing CCAC’s and Quanergy’s assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Trademarks and Logos Financial Information This Presentation may include trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the SM, ©, ® or TM symbols, but The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended CCAC and Quanergy will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and (the “Securities Act”). Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the Registration Statement to be filed by copyrights. CCAC with the SEC. 2

Today’s agenda Introduction 01 Automotive opportunity 02 IoT opportunity 03 Financial summary 04 Transaction overview 05 3

CITIC Capital Acquisition Corp. and Quanergy: a winning team CITIC CAPITAL ACQUISITION CORP. SUMMARY SOLID FINANCIAL AND STRATEGIC PARTNER § CITIC Capital Acquisition Corp. (NYSE:CCAC) (“CCAC”) is a special purpose acquisition company focused on the energy efficiency, clean technology and sustainability sectors § On February 13, 2020, CCAC closed a $276M initial public offering § CCAC’s sponsor is CITIC Capital, affiliated with CITIC Limited – China’s largest conglomerate and member of the Hang Seng Index SELECTED CITIC CAPITAL-LED DEALS STRONG TRACK RECORD WITH PROVEN SUCCESS HIGHLY EXPERIENCED CCAC MANAGEMENT TEAM § 28 years of corporate and investment experience § Held CIO position at ESG-focused fund under CITIC Capital § Proven track record of cross-border investments Fanglu Wang CCAC INDEPENDENT DIRECTOR CEO § 17 years of corporate and investment experience § 22 years of corporate and investment experience § Deep industry knowledge in renewable energy and technology § Extensive experience holding senior-level roles for CITIC Capital § Extensive network of corporate and institutional relationships § Established track record of direct and fund investments Henri Arif Independent Director Eric Chan CFO 4

Transaction overview TRANSACTION § CCAC has proposed to enter into a business combination with Quanergy Systems, Inc. (“Quanergy”) STRUCTURE § Quanergy existing shareholders will roll 100% of their equity USE OF § Working capital, debt pay-down and potential acquisitions PROCEEDS § Proceeds are expected to fully fund Quanergy’s business plan VALUATION§ Pro forma enterprise value of $1.1 billion post business combination § 2.0x 2025E projected revenue of $549 million § 5.7x 2025E projected adjusted EBITDA of $191 million CAPITAL § Transaction is expected to be funded by a combination of cash held in trust of $276 million and net proceeds from a $40 STRUCTURE million PIPE (1) § Expected to result in $276 million of net cash to the balance sheet, assuming no redemptions from public shareholders PRO FORMA § Expected post transaction shareholding of 71.6% Quanergy shareholders, 5.1% founder shares, 20.4% CCAC public (2) OWNERSHIP shareholders and 3.0% PIPE investors (1) Estimated net cash is comprised of $276M cash in trust, $40M in PIPE proceeds and $30M of estimated Company cash at Closing, minus $35M in debt pay-down and $35M in estimated transaction expenses. (2) Based on capital structure as of 9/16/21 assuming no shareholder redemptions and excluding CCAC warrants. Ownership figures do not add to 100.0% due to rounding. 5

Investment highlights 5 1 4 2 3 Addressing OPA technology is IoT markets Quanergy has Experienced a game-changer reached an management team a massive and present significant high growth for automotive and immediate inflection point for to capitalize on the global TAM growth opportunity revenue growth opportunities § LiDAR market is § OPA is the solid state § Integrated sensor and § OPA outdoor range is § Senior leadership forecasted to reach technology best suited software solution advancing rapidly team with proven (1) $27B by 2030 to scale for the enables autonomy towards 200 meters public company automotive market and delivers by the end of 2021 credentials § Quanergy is ideally actionable insights positioned to win in § Quanergy is the only § Product innovation § CEO has scaled multi- both automotive and major LiDAR provider § QORTEX 3D and customer billion dollar IoT markets to harness the perception software momentum have companies and has potential of OPA platform sets never been stronger an extensive M&A Quanergy apart from track record other LiDAR providers (1) Forecast aligned with Quanergy management. 6

Experienced senior management team



KEVIN KENNEDY, PhD.
CHAIRMAN AND CEO

AVAYA · Bell Laboratories · OPENWAVE · JDSU · CISCO

Proven public company CEO with over 40 years of experience and an extensive M&A track record

AVAYA CEO 2008 – 2017	▪ Led a global organization of 11,700 employees ▪ Completed nine acquisitions, including the signficant acquisition of Nortel Enterprise Solutions for $915M
JDSU CEO 2003 – 2008	▪ Led an organization of 7,100 employees ▪ Completed 13 acquisitions, including the transformational acquisition of Acterna for $760M
CISCO SVP 1994 – 2001	▪ Was responsible for Cisco's Service Provider line of business, reporting directly to John Chambers, CEO ▪ Guided Cisco's service provider M&A strategy during a period in which Cisco completed over 50 acquisitions
Civic leadership roles	▪ Was a congressional fellow at the United States House Committee on Science, Space and Technology ▪ Appointed by President Obama to the President's National Security Telecommunications Advisory Committee
Selected current and prior board seats	UL · DIGITAL REALTY Data Center Solutions · Rambus · KLA · Polycom · freescale



PATRICK ARCHAMBAULT, CFA
CHIEF FINANCIAL OFFICER

Goldman Sachs

22 years of experience, including 17 years with Goldman Sachs as an automotive research analyst; was the lead research analyst on the Tesla IPO



TIANYUE YU, PHD.
CHIEF DEVELOPMENT OFFICER AND CO-FOUNDER

affymetrix · nanosolar

20 years of experience leading cross-disciplinary technology innovation and commercialization in high resolution imaging, photonic systems, 3D sensing and nanotechnology sectors



ENZO SIGNORE
CHIEF MARKETING OFFICER

AVAYA · JDSU · 8x8 · CISCO

30 years of experience in photonic systems, AI and SaaS; helped grow global businesses up to $4B in annual revenue



BRAD SHERRARD
CHIEF REVENUE OFFICER

Roadpost · SENSERA SYSTEMS · ublox · STRATOS

25 years of experience driving sales for organizations within IoT, sensors, microelectronics and industrial markets



JERRY ALLISON
GENERAL COUNSEL

ARRAY TECHNOLOGIES · Amkor Technology · GAI-TRONICS

25 years of public company experience leading legal functions for technology companies; broad experience in international and manufacturing operations

QUANERGY 7

Quanergy – next-generation solid state LiDAR solutions REVENUE FORECAST BACKGROUND § Technology leader in LiDAR sensors and 3D perception software $549 251% CAGR (1) § Serving both automotive and Internet of Things (“IoT”) markets § Disruptive optical phased array (“OPA”) solid state technology § 30 issued and pending patents § Over 350 customers and 40 partners $254 § Founded in 2012 and headquartered in Silicon Valley § $245M invested by leading financial and strategic investors $83 $18 $4 2021E 2022E 2023E 2024E 2025E SOLUTIONS MARKETS M Series Mechanical Sensors Mapping Security Smart Cities S Series Solid State Sensors Industrial Automation Automotive QORTEX 3D Perception Software (1) Quanergy defines IoT markets as including mapping, security, smart spaces and industrial automation. 8

Quanergy addresses industry mega-trends AUTONOMOUS VEHICLES INTERNET OF THINGS (1) (1) (2) § Automotive LiDAR TAM expected to reach $10.6B by 2030E § IoT LiDAR TAM expected to reach $16.7B by 2030E § LiDAR is a vital sensing technology to make autonomous driving § LiDAR sensors and 3D perception software serve as the a reality “eyes of the IoT” § Quanergy’s OPA LiDAR technology is a game-changer for the § Quanergy offers an intelligent LiDAR sensor and software automotive industry solution to unlock the full potential of IoT (1) Forecast aligned with Quanergy management. (2) IoT LiDAR TAM is comprised of mapping, security, smart cities and industrial automation. 9

Today’s agenda Introduction 01 Automotive opportunity 02 IoT opportunity 03 Financial summary 04 Transaction overview 05 10

Opportunity for LiDAR in the automotive market (1) AUTOMOTIVE LiDAR TAM ($ in billions) Market Perspectives § Start of production for level 3/4 autonomous vehicles is 49% CAGR expected by mid-decade, with strong growth thereafter $10.6 § Commercial rollouts are gated by stringent cost, reliability and high-volume manufacturing requirements from OEMs (2) § CMOS silicon-based OPA architecture positions Quanergy to meet these requirements (3) Automotive LiDAR Success Factors $4.6 Cost Performance Reliability Less than $500 price Range: greater than Highly robust design per sensor to support 200 meters at 10% that can withstand serial production reflectivity with zoom- harsh roadway $0.3 volumes in / zoom-out conditions capability 2021E 2025E 2030E (1) Forecast aligned with Quanergy management. (2) Complementary metal oxide semiconductor (“CMOS”) is a mature and widely adopted process technology used to produce integrated circuits. (3) Success factors are from Company management based on industry research. 11

OPA – a next-generation solid-state LIDAR technology OPA Module Size S3 Sensor Powered by OPA § 100% CMOS silicon, solid state LiDAR based on OPA technology § Result of nine years and over $100M of investment in silicon photonics technology § All key silicon components have been developed in-house leveraging Quanergy’s photonics and ASIC design team § Unlocks the performance, cost and reliability required for automotive serial production OPA LiDAR is the optical analog of phased array radar – a technology that has achieved low cost, large scale commercial (1) deployment in the automotive radar market of over 20M units annually (1) Publicly available automotive radar market data from Fortune Business Insights. 12

Why OPA is expected to be a winning automotive LiDAR technology 1 4 2 3 Highest Reliability Ultra Low Cost Adaptive Zoom Active Scanning § No moving parts, § All OPA elements § Unique software-§ Electronic beam either at the macro are integrated into defined peripheral steering capability or micro scale a single silicon vision functionality § Allows for scanning module § Eliminates wear, § Zoom-in / zoom-out both horizontally misalignment and § Leverages mature, capability to focus and vertically recalibration needs low-cost CMOS on obstacles § Provides flexibility process technology § Enables average § Random access to collect points in performance § Allows for high- across the entire any pattern lifetime greater volume, high-yield, field of view than 100,000 hours low cost manufacturing 13

OPA compared to other automotive LiDAR technologies Adaptive Technology Beam steering Cost Reliability Performance zoom Selected vendors Beam steered electronically by an OPA optical phase modulator Moves laser by tilting the angles of multiple tiny MEMS mirrors Illuminates the field of view with a single laser Flash pulse Quanergy is the only major LiDAR provider to successfully harness the potential of OPA Source: Assessment of automotive LiDAR technologies from Quanergy management based on publicly available information. 14

OPA performance acceleration plan Detection Range at 10% Reflectivity in Bright Sunlight Outdoors Dec 21E 200m Threshold for automotive use 200m 150m Quanergy has succeeded in Next-generation OPA emitter and detector ASIC pave the way Jan 21 100m for range improvements to 200 meters by the end of 2021 accelerating outdoor 100m performance range, OPA performance accelerated to 70 meters, driven by Nov 20 enhanced signal processing, optics and alignment processes paving the way for 70m automotive use 50m Jun 20 Oct 19 20m Oct 18 12m 5m 0m 2018 2019 2020 2021E 2022E Note: Chart reflects the performance of the Quanergy OPA-based solid state single-emitter sensor in outdoor demonstrations. 15

Alignment with automotive industry leaders Invested in Quanergy and collaborated to Invested in Quanergy and formed a Invested in Quanergy through its bring solid state LiDAR products to the strategic partnership to develop, test and corporate VC arm which also invested in automotive market deploy advanced LiDAR-based systems Mobileye Formed a strategic partnership with Invested in Quanergy through its Invested in Quanergy, recently formed a Quanergy focused on smart cities and corporate VC arm, Samsung Venture new collaboration focused on solid state autonomous vehicles Investment LiDAR and also invested in the PIPE “Samsung is an investor in Quanergy since its CMOS silicon solid-state OPA “Enterprise invested in Quanergy because of the potential that its strategy architecture holds significant promise to lower the cost of LiDAR systems and architecture could bring low cost, reliable sensors with advanced 3D and drive high-volume applications, potentially disrupting several markets, smart perception software to the security, smart spaces, smart cities, including automotive, industrial automation, smart spaces and consumer mapping, industrial and automotive markets. To date, Quanergy’s progress applications. Quanergy is first to market with OPA-based products and is on in advancing the true solid-state OPA-based technology has been the right track to engage with the automotive market.” – Samsung encouraging.” – Enterprise 16

Today’s agenda Introduction 01 Automotive opportunity 02 IoT opportunity 03 Financial summary 04 Transaction overview 05 17

Opportunity for LiDAR and 3D perception in IoT markets

IoT LiDAR TAM ($ in billions) (1)



25% CAGR
$2.3
$7.5
$16.7
2021E
2025E
2030E

Subsector	Applications	Requirements
Mapping	▪ Drone-based mapping ▪ Terrestrial mapping	▪ Long range ▪ Range accuracy ▪ 3D point cloud density
Security	▪ Critical infrastructure ▪ Intrusion detection ▪ Access control ▪ Border security	▪ 3D perception vs. 2D cameras ▪ Higher accuracy vs. cameras ▪ Reduction in false alarms ▪ Automated 24x7 operation
Smart Cities	▪ Retail ▪ Airports ▪ Enterprises ▪ Intersections ▪ Public venues	▪ Classification accuracy ▪ No risk of capturing personally identifiable information ▪ Lower total cost of ownership compared to cameras
Industrial Automation	▪ Port automation ▪ Measurement ▪ Warehouse automation ▪ Mobile robots	▪ Long range ▪ Robust outdoor performance ▪ High accuracy

(1) Forecast aligned with Quanergy management.

QUANERGY 18

Quanergy’s IoT solutions deliver actionable insights Security Smart Cities Business Analytics Analytics Vertical and 3D Perception Business Industrial Dashboards Software Applications Automation PTZ, Thermal Camera and VMS Mapping Integration Automated ID Handover 3D Object LiDAR Sensors Detection, 3D Position, Tracking, Direction and Next Classification Speed of Motion Best Action Sensor S Series M Series Fusion Object Detection, Collision Avoidance Quanergy QORTEX Insights 19

Best-in-class 3D perception for IoT applications Advantage Vendor A Vendor B Vendor C Horizontal field of view 360° 360° 275° 210° Up to 70% Angular resolution 0.033°–0.132° 0.1°–0.4° 0.25° 0.125° >7x Range @ 10% reflectivity 70m 40m 16m 3-11m Leading <3cm +/-3cm <9cm <7cm Range accuracy Up to 3x 432k 300k 55k 2.6k Points per second >8x 300+ objects at N/A N/A N/A 3D perception software Unique 95% accuracy Source: Assessment of leading IoT LiDAR competitive solutions from Quanergy management based on publicly-available information. 20

Accelerating IoT innovation velocity

2020 — **10 New Solutions**

2019
- QORTEX People Counter 1.2
- QORTEX 1.2
- S3-2 50° Indoor
- M8-POE

2018
- QORTEX 1.0

Quanergy introduced more IoT solutions in 2020 than the prior two years combined

Genetec Video Management System	Industry first 3D LiDAR integration
Milestone Video Management System	Industry first 3D LiDAR integration
Automated ID Handover	Ability to track on a nearly unlimited basis
Social Distancing Solutions	Highest accuracy measuring distance and occupancy
QORTEX People Counter 1.3	Zero privacy risk; highest accuracy; broadest coverage
QORTEX 2.0	95% accuracy while minimizing false alarms
S3-2 50° Outdoor	First OPA solid-state sensor for outdoor applications
MQ-8	Longest range and broadest coverage for security
M8 Prime	7x higher resolution than competing sensors
M1	Highest accuracy for mid/long range industrial use

QUANERGY 21

Quanergy IoT solutions in action 5,000+ Sensors Shipped 350+ Customers 40+ Partnerships 80+ Active Pilots Smart Airports Port Automation Critical Infrastructure Increasing efficiency at major airports, with 10x lower Enhancing safety and efficiency at some of the largest Automating 24x7 protection of secure facilities while (1) system cost versus cameras and no privacy risk and busiest ports in the world significantly reducing false alarms Mobile Robots Smart Intersections Drone-Based Mapping Enabling leading mobility with the long range and Powering 30+ smart city deployments with highly Capturing incredible detail with leading point cloud superior outdoor performance accurate traffic classification density and resolution (1) Total system cost advantage versus camera-based systems has been calculated by Quanergy management. 22

Target IoT ecosystem Mapping Security Smart Cities Industrial Automation Note: Logos represent target ecosystem opportunities. 23

Today’s agenda Introduction 01 Automotive opportunity 02 IoT opportunity 03 Financial summary 04 Transaction overview 05 24

Compelling, multi-faceted growth strategy Leverage channels Accelerate growth by aligning with key channel and strategic partners globally IoT “land grab” Disrupt existing markets Exploit price-performance and software Capture share from 2D camera solutions advantage to capture share in IoT and displace legacy LiDAR vendors Strategic M&A New verticals Accelerate organic plan with acquisitions Enter adjacent vertical markets to further of complementary businesses democratize LiDAR use Leverage transaction proceeds Automotive design wins Increase engineering and sales headcount Deliver S3 samples to auto OEMs to by ~4x by 2025E to accelerate growth secure serial production design wins 25

Revenue forecast and visibility REVENUE FORECAST ($ in millions) REVENUE VS. SALES PIPELINE ($ in millions) $549 Automotive $122 Industrial Automation $95 Mapping, Security and Smart Spaces $83 $254 $83 $18 $18 $4 2021E 2022E 2023E 2024E 2025E Revenue Pipeline Revenue Pipeline 2022E 2023E § Through 2022E and 2023E, revenue growth is expected to be driven § Quanergy has built a sales pipeline of $217M for 2022E and 2023E, (1) primarily by mapping, security and smart spaces creating substantial revenue visibility § Industrial automation is expected to begin scaling in 2023E, driven by new § Inbound sales leads increased 77% year-over-year during the first half of sensors tailored for this market 2021, driven by strong interest in Quanergy’s solutions and more targeted marketing § The automotive market is expected to fuel longer-term growth as this market develops and the S3 sensor is further refined and cost-reduced§ 2025E revenue implies just 5% penetration of the LIDAR TAM (1) Sales pipeline data is as of 9/16/21. 26

Gross margin and profitability profile

GROSS PROFIT / MARGIN ($ in millions) (1)


$324
59%
56%
50%
$143
32%
$42
6%
$0
$6
2021E
2022E
2023E
2024E
2025E

- Healthy gross margins at scale driven by high value solutions and fabless business model
- Gross margins are forecasted to reach 59% by 2025E due to volume-based cost reductions and leverage over fixed costs

ADJ. EBITDA / MARGIN ($ in millions) (2)


$191
35%
21%
$53
($32)
($40)
($15)
2021E
2022E
2023E
2024E
2025E

- New products, execution against pipeline and overall market adoption is expected to drive operating leverage
- Positive adjusted EBITDA is forecasted for the full year of 2024E and 2025E

FREE CASH FLOW ($ in millions) (3)


$103
$9
($32)
($37)
($28)
2021E
2022E
2023E
2024E
2025E

- Free cash flow reflects an expected increase in working capital and capex to support growth
- Positive free cash flow is forecasted for the full year of 2024E and 2025E

(1) Gross profit and gross margin have been adjusted to exclude stock-based compensation expense and are non-GAAP measures.
(2) Adjusted EBITDA is a non-GAAP financial measure and is defined as net loss before depreciation and amortization, provision for income taxes, interest expense (net), non-cash gain or loss on debt transactions, restructuring costs, stock-based compensation and change in fair value of derivative liabilities.
(3) Free cash flow is a non-GAAP financial measure and is defined as cash flow from operations minus capital expenditures.

QUANERGY 27

Comparison with other LIDAR SPACs 2025E 2025E 2025E 2025E 2025E 2025E 2025E Revenue Dependence on Automotive 18% ~80% 91% 78% 93% ~17% N/A 2021E - 2023E 2020E - 2021E 2021E - 2023E 2021E - 2023E 2021E - 2024E 2021E - 2022E 2021E - 2023E Free Cash Flow Burn to Breakeven ($96) ($90) ($328) ($260) ($303) ($144) ($226) Pro Forma Enterprise Value at SPAC $1.1B $1.6B $2.9B $1.8B $1.0B $1.6B $1.6B (1) Announcement Note: Other LiDAR provider data from publicly-available SPAC investor presentations. Velodyne and Ouster automotive mix is estimated based on project and revenue mix charts, respectively, in their SPAC investor presentations. AEye enterprise value is as amended on 5/3/21. AEye free cash flow is not disclosed so EBITDA is shown instead. (1) Quanergy pro forma enterprise value reflects the proposed deal value. All other enterprise value statistics are as of the date of the LiDAR providers’ SPAC investor presentations. 28

Today’s agenda Introduction 01 Automotive opportunity 02 IoT opportunity 03 Financial summary 04 Transaction overview 05 29

Transaction summary and pro forma ownership (1) TRANSACTION SUMMARY PRO FORMA VALUATION (in millions, except per share) Share Price $10.00 TRANSACTION STRUCTURE (2) Pro Forma Shares Outstanding 135.5 § CCAC has proposed to enter into a business combination with Quanergy Equity Value $1,355 VALUATION (3) Less: Net Cash 276 § Pro forma enterprise value of $1.1 billion post business combination Enterprise Value $1,079 § 2.0x 2025E projected revenue of $549 million (2) § 5.7x 2025E projected adjusted EBITDA of $191 million SOURCES AND USES (in millions) CAPITAL STRUCTURE Sources $ % Shares § Transaction is expected to be funded by a combination of cash held in trust Seller Rollover $970 71.6% 97.0 of $276 million and net proceeds from a $40 million PIPE Cash in Trust 276 20.4% 27.6 (2) § Expected to result in $276 million of net cash to the balance sheet, PIPE Equity 40 3.0% 4.0 assuming no redemptions from public shareholders Founder Shares 69 5.1% 6.9 (1) (2) Total Sources $1,355 100.0% 135.5 PRO FORMA OWNERSHIP Uses Seller Rollover SPAC Investors Seller Rollover $970 71.6% 20.4% Cash to Balance Sheet 246 Debt Pay-Down 35 PIPE Investors 3.0% Founder Shares 69 Transaction Fees 35 Founder Shares 5.1% Total Uses $1,355 (1) Based on capital structure as of 9/16/21 assuming no shareholder redemptions and excluding CCAC warrants. Ownership figures do not add to 100.0% due to rounding. (2) Based on fully diluted shares outstanding assuming net share settlement of existing Quanergy options, RSUs and warrants at a pro forma $10.00 share price. (3) Estimated net cash is comprised of $276M cash in trust, $40M in PIPE proceeds and $30M of estimated Company cash at Closing, minus $35M in debt pay-down and $35M in estimated transaction expenses. 30

Select peers operational benchmarking LIDAR PROVIDERS MOBILITY AND VISION LEADERS Average: 132% Average: 22% 210% 163% Y/Y 134% 116% 104% Revenue 99% 82% Growth 26% 24% 22% 17% Average: 59% Average: 57% 82% 75% 69% 62% 61% 61% 59% 51% 50% 48% Gross Margin 25% Average: 27% Average: 35% 54% EBITDA 41% 36% 36% 35% Margin 31% 29% 22% 21% 18% 12% (1) 2025E 2025E 2025E 2025E 2025E 2025E 2024E 2025E 2021E 2025E 2025E Source: All estimates are Wall Street consensus from Capital IQ as of 9/16/21, except Quanergy which are from Company management and AEye which are from its SPAC investor presentation, as amended on 5/3/21. 31 (1) Mobileye estimates are as of 3/10/17, prior to its announced acquisition by Intel. Mobileye 2021E gross margin estimate is from Piper Jaffray research.

Select peers valuation benchmarking LIDAR PROVIDERS MOBILITY AND VISION LEADERS Average: 3.2x Average: 8.4x 12.0x 8.5x 7.2x 6.9x Revenue 5.9x 5.5x Multiple 2.0x 2.1x 1.9x 1.3x 1.3x Average: 11.2x Average: 26.7x 33.6x 33.4x 28.9x EBITDA Multiple 17.9x 16.8x 11.6x 11.0x 8.4x 7.0x 5.7x 5.8x (1) 2025E 2025E 2025E 2025E 2025E 2025E 2024E 2025E 2021A 2025E 2025E Source: All estimates are Wall Street consensus from Capital IQ as of 9/16/21, except Quanergy which are from Company management and AEye which are from its SPAC investor presentation, as amended on 5/3/21. 32 (1) Mobileye estimates are as of 3/10/17, prior to its announced acquisition by Intel.

Transaction represents attractive discount to peers REVENUE MULTIPLES EBITDA MULTIPLES LiDAR Providers Average 11.2x 3.2x (1) 2025E Mobility and Vision 26.7x 8.4x Leaders Average (2) 2025E 50% - 79% Discount 38% - 77% Discount 5.7x to the Peer Group Deal value 2.0x to the Peer Group Current Averages 2025E Current Averages (1) Velodyne metrics for 2024E are included in the average. (2) Mobileye metrics for 2021E are included in the average – as of 3/10/17, prior to its announced acquisition by Intel. 33

Exhibit 99.3

Quanergy hosts transaction and business update call

Sunnyvale, CA - September 21, 2021 – Quanergy, a leading provider of OPA-based solid state LiDAR sensors and smart 3D solutions for automotive and IoT, will host a webcast to provide a transaction and business update on Tuesday, September 21, 2021, at 4:30 p.m. ET.

The conference call will be accessible via webcast here, on the Quanergy investor relations page here, or on CCAC’s investor relations website here.

In June, Quanergy entered into a definitive merger agreement with CITIC Capital Acquisition Corp. (NYSE: CCAC) (“CCAC”). Upon closing of the transaction, the combined company will be named Quanergy Systems, Inc. and is expected to be listed on the New York Stock Exchange (NYSE) under the ticker symbol “QNGY.” The transaction is expected to close in the fourth quarter of 2021, subject to satisfaction of customary closing conditions.

About Quanergy Systems, Inc.

Quanergy Systems’ mission is to create powerful, affordable smart LiDAR solutions for automotive and IoT applications to enhance people’s experiences and safety. Quanergy has developed the only true 100% solid state CMOS LiDAR sensor built on optical phased array (OPA) technology to enable the mass production of low-cost, highly reliable 3D LiDAR solutions. Through Quanergy’s smart LiDAR solutions, businesses can now leverage real-time, advanced 3D insights to transform their operations in a variety of industries including industrial automation, physical security, smart cities, smart spaces, and much more. Quanergy solutions are deployed by over 350 customers across the globe. For more information, please visit us at www.quanergy.com.

About CITIC Capital Acquisition Corp.

CITIC Capital Acquisition Corp. (NYSE: CCAC) is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. CCAC consummated its initial public offering and listed its units on the NYSE in February 2020. CCAC is sponsored by CITIC Capital Holdings Limited, an alternative investment management and advisory company, managing over USD36 billion of capital across 90 funds and investment products through its multi-asset class platform covering private equity, real estate, structured investment & finance, asset management, and special situations. CITIC Capital has over 150 portfolio companies that span 11 sectors and employ over 800,000 people around the world. For more information, visit http://www.spacbyccac.com.

Important Information about the Business Combination and Where to Find It

CCAC has filed a registration statement on Form S-4, which contains a proxy statement/prospectus and other relevant materials, and plans to file with the SEC an amendment to the registration statement as well as other documents regarding the proposed transaction with Quanergy. CCAC urges its investors, shareholders and other interested persons to read, when available, the proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about CCAC, Quanergy and the proposed business combination. After the registration statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of CCAC as of the record date established for voting on the proposed business combination and will contain important information about the proposed business combination and related matters. Shareholders of CCAC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with CCAC’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the proposed business combination because they will contain important information about CCAC, Quanergy and the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other relevant materials in connection with the transaction without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: CITIC Capital Acquisition Corp., 28/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong, Attention: Fanglu Wang, telephone: +852 3710 6888. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation CCAC, Quanergy and their respective directors and executive officers may be deemed participants in the solicitation of proxies from CCAC’s shareholders in connection with the proposed business combination. CCAC’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of CCAC in CCAC’s final prospectus filed with the SEC on February 12, 2020 in connection with CCAC’s initial public offering. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CCAC’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the proxy statement/prospectus that CCAC intends to file with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CCAC or Quanergy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward- looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project,” “anticipate,” “will likely result” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, including those regarding the anticipated use of our smart 3D LiDAR solution to drive tourism strategy and budget planning in Wando, the potential use of our IoT LiDAR solution to optimize other tourism destinations in South Korea, our expectations regarding our solution’s ability to provide reliable accident prevention, the ability of our smart 3D LiDAR solution to transform the operations of a given industry while improving people’s experience and safety, CCAC’s ability to consummate the proposed business combination, anticipated timing of the proposed business combination, and the combined company’s future products are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the respective management of CCAC and Quanergy and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CCAC or Quanergy. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of CCAC or Quanergy is not obtained; the inability to complete the PIPE offering in connection with the business combination; failure to realize the anticipated benefits of the proposed business combination; risk relating to the uncertainty of the projected financial information with respect to Quanergy; the amount of redemption requests made by CCAC’s shareholders; the overall level of consumer demand for Quanergy’s products; general economic conditions and other factors affecting consumer confidence, preferences, and behavior; disruption and volatility in the global currency, capital, and credit markets; the ability to maintain the listing of Quanergy’s securities on the New York Stock Exchange; the financial strength of Quanergy’s customers; Quanergy’s ability to implement its business strategy; changes in governmental regulation, Quanergy’s exposure to litigation claims and other loss contingencies; disruptions and other impacts to Quanergy’s business, as a result of the COVID-19 global pandemic and government actions and restrictive measures implemented in response; stability of Quanergy’s suppliers, as well as consumer demand for its products, in light of disease epidemics and health-related concerns such as the COVID-19 global pandemic; the impact that global climate change trends may have on Quanergy and its suppliers and customers; Quanergy’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Quanergy’s information systems; fluctuations in the price, availability and quality of electricity and other raw materials and contracted products as well as foreign currency fluctuations; Quanergy’s ability to utilize potential net operating loss carryforwards; changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks. The foregoing list of potential risks and uncertainties is not exhaustive. More information on potential factors that could affect CCAC’s or Quanergy’s financial results is included from time to time in CCAC’s public reports filed with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K as well as the other documents CCAC has filed, or will file, with the SEC, including the final amended registration statement on Form S-4 that will include proxy statements/prospectus that CCAC will file with the SEC in connection with CCAC’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the proposed business combination. If any of these risks materialize or CCAC’s or Quanergy’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward- looking statements. There may be additional risks that neither CCAC nor Quanergy presently know, or that CCAC and Quanergy currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward- looking statements reflect CCAC’s and Quanergy’s expectations, plans or forecasts of future events and views as of the date of this press release. Neither CCAC nor Quanergy gives assurance that either CCAC or Quanergy, or the combined company, will achieve its expectations. CCAC and Quanergy anticipate that subsequent events and developments will cause their assessments to change. However, while CCAC and Quanergy may elect to update these forward-looking statements at some point in the future, CCAC and Quanergy specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing CCAC’s or Quanergy’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts:

Media:

media@quanergy.com

Investors:

QuanergyIR@ICRinc.com